August 30, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Nolan McWilliams

RE:           Application for Withdrawal of Registration Statement on Form S-3
(File No. 333-167053)

Ladies and Gentlemen:

USA Truck, Inc., a Delaware corporation, (the “Registrant”) hereby submits its request to withdraw from registration pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the registration statement on Form S-3 (File No. 333-167053), filed by the Registrant with the Securities and Exchange Commission on May 24, 2010, together will all exhibits thereto (collectively, the “Registration Statement”), with such withdrawal to be effective as the date hereof or as soon as practicable hereafter.

The Registration Statement has not been declared effective by the Commission, and the Registrant confirms that it has not sold any securities pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.

Please provide a copy of the order granting withdrawal of the Registration Statement to Heidi Hornung-Scherr of Scudder Law Firm, P.C., L.L.O., the Registrant’s counsel, by fax at (402) 435-4239.

If you have questions or require additional information, please contact Heidi Hornung-Scherr at (402) 435-3223.

Sincerely,

USA Truck, Inc.

By: /s/ Clifton R. Beckham
        Clifton R. Beckham
    President and Chief Executive Officer